ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 16, 2020

George Baxter

+1 617 951 7748

George.Baxter@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (File No. 811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of GMO Trust (the “Trust”) pursuant to (1) the Investment Company Act of 1940, as amended (the “1940 Act”), (2) Form N-1A, and (3) Regulation S-T, is Amendment No. 258 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 258”), including (i) a Private Placement Memorandum and Statement of Additional Information relating to GMO Cyclical Focus Fund, a series of the Trust (the “Fund”); and (ii) other information, the signature page, and exhibits.

This Amendment No. 258 is being filed for the purpose of adding the Fund as a new series of the Trust. It is intended that this Amendment No. 258 become effective immediately upon filing in accordance with Section 8 of the 1940 Act.

The Fund constitutes one of multiple series of the Trust. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at +1 617 951 7748.

Very truly yours,

/s/ George Baxter

George Baxter

Enclosures

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.

Sarah Clinton, Esq.